BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
20 PASSAIC AVENUE
FAIRFIELD, NJ 07004

January 8, 2007

Securities & Exchange Commission
Judiciary Plaza
100 F Street NE
Washington D.C. 20549
Attn: Tangela Richter

Re:	Brooklyn Cheesecake & Desserts Company, Inc. (the “Company”)
Information Statement on Schedule 14C
Filed May 22, 2006
File No. 1-13984
Form 10-QSB, as amended, for the quarter ended March 31, 2006
Filed May 23, 2006
File No. 1-13984

Dear Ms. Richter,

On behalf of the Company, please find responses to the Commission’s letter of June 9, 2006. For ease of review, the Commission’s comments are set forth immediately prior to the Company’s response.

Information Statement on Schedule 14C

1.
Please provide the information required by Item 3 of Schedule 14C, and the Items, 6(a) and 7(d) of Schedule 14A (refer to Item 1 of Schedule 14C). Specifically, please describe any substantial interest, direct or indirect, by security holdings or otherwise, of any of the persons specified in Item 3 of Schedule 14C in any matter to be acted upon at the shareholder meeting. Please specify the number of shares of common stock outstanding and the number of votes to which the holders of common stock are entitled. Finally, please provide the information regarding your director nomination process and the reasons why you believe that it is appropriate not to have a nominating committee.

Response:

•
Of the proposals set forth in the Schedule 14C, the only interest that a current or former director, officer or nominee has set forth in the disclosure related to Proposal 3 as well as under Certain Relationships and Related Transactions.

Specifically, Ronald Schutté, the Company’s former chairman and chief executive officer is a party to the debt exchange agreement for which the Company seeks shareholder ratification. Mr. Schutté’s security holdings are set forth under the SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT section wherein it states Mr. Schutté owns 125,368 shares of common stock or 18.3% of the total issued and outstanding shares of the Company. Mr. Schutté’s interest in the exchange agreement as described in the Information Statement which provides:

“The Company and its wholly owned subsidiary, JM Specialties, Inc. (“JM”) entered into a exchange agreement on March 28, 2006 with Ronald Schutté, the Company’s former Chief Executive Officer and Chairman (the “Exchange Agreement”) the Company and JM in payment of a portion of the secured debt of $1,177,030 under the Exchange Agreement, due to Mr. Schutté by the Company agreed to exchange certain assets of JM in satisfaction of a portion of the debt ($826,041). Additionally, Mr. Schutté personally assumed all of the general creditor obligations of JM, which aggregate the sum of $262,900 as well as further assumed the obligations of plant and equipment leases aggregating the sum of $654,185. The Board of Directors determined that the JM secured debt obligation due to Mr. Schutté could not be paid from the assets or business of JM or the Company, and that the continuation of the JM business operating with losses of approximately $90,000 per month could not be sustained by JM or the Company. Continuation of the business operations of JM would have resulted in further losses, which would have caused the Company to file for bankruptcy, or cease business operations. The Exchange Agreement excluded certain intellectual property assets of JM which are valued at approximately $200,000 to $300,000. In further support of the Board’s determination to enter into the exchange transaction, the Company obtained a fairness opinion from an independent firm, ( du Pasquier & Co., Inc.) which confirmed that the assets exchanged for the $826,041 of secured debt due Mr. Schutté was fair and equitable, as JM could not continue its business with the steady stream of operating losses and would have faced creditors legal actions for non payment.

As the Company did not have the ability to borrow from banks or finance companies to support operations, it was completely dependent upon loans from officers and directors, or the sale of equity at a deep discount to market to maintain its business operations. Sale of equity in the Company, where possible, caused dilution to stockholders based upon the price per share paid for stock in the Company.

As the Company was unable to continue its business operations in its then current form, it was faced with a surrender of assets to Mr. Schutté as a secured creditor, or the taking of its assets by general creditors through court proceedings that would have resulted in judgments against the Company.

As a part of the Exchange Agreement, Mr. Schutté agreed that the balance of the secured debt in the sum of $800,000 would be deferred until the Company was able to complete a merger and/or reverse acquisition of another company. At that time, Mr. Schutté as a secured creditor would have the option of payment in the form of cash, or the issuance of new securities of the Company at a then mutually agreed upon valuation. The Company does not have any current plans written or otherwise to effectuate a merger or reverse acquisition of another company.

As a result of the Exchange Agreement, vendors were paid in full. The independent valuation of the intellectual property (trademarks) was valued at between $200,000 to $300,000 and continue to be owned by the Company, and the Company continues to be paid royalty income monthly for use of the trademarks which can be used by the Company to pay operating expenses”
No current or former director or officer nor nominee has any substantial interest, direct or indirect in any other matter to be acted upon at the annual meeting. The Company has expanded its disclosure in PROPOSAL 3 as well as in CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS to include the number of shares of common stock owned by Mr. Schutté, the percentage of outstanding shares the ownership interest represents as well as the total number of shares issued and outstanding as of the most recent practical date.

•	Additionally, in accordance with Items 6(a) and 7(d) of Schedule 14C the Company has amended Schedule 14C to specifically state:

o
The only class of voting securities entitled to be voted at the meeting is the Company’s Common Stock, par value $.025 specifically 684,445 shares (based upon the Company's 1:25 reverse stock split of outstanding common stock effective March 20, 2006).

o
The Company does not currently have standing compensation, nominating and audit committees. The Board of Directors has determined that due to the size of the Company and the Board as a whole, the collective Board could serve in the capacity of the respective committees rather than having individual committees that would then report to the Board. The Board of Directors meets to review and assess prospective director nominees when appropriate.

2.
Please complete the information statement. We note several instances where there is bracketed information or blank spaces that need to be filled in. See for example, “Meetings and Committees of the Board of Directors,” page 4; and “Remuneration of Non-Management Directors,” page 9.

Response: The amended Preliminary Information Statement has been revised so that the prior omissions have been eliminated.

About the Information Statement

What is the Vote Required to Approve the Proposals, page 5

3.
Please specify the vote required to approve each of the matters that will be voted on at the annual meeting. Please identify the shareholders who have provided their consent and the number of shares held by each of them.

Response:
The Company has amended it Information Statement to specifically state that Mr. Merante the Company’s Chairman has proxies to vote 374,225 shares of the 684,445 issued and outstanding shares of Common Stock (54.68% of the issued and outstanding shares), or a majority. Of the proposals set forth in the amended preliminary 14C, specifically, the election of the slate of six (6) incumbent directors and ratification of Sherb & Co LLP as the Company’s independent auditors, provided a quorum (50.1%) of the Company’s issued and outstanding shares are present or represented by proxy, a majority of said quorum would be required to approve the proposals. Additionally, the Company in proposal 3 merely seeks shareholder ratification of the Debt Exchange Agreement dated March 28, 2006. As such, a mere majority of the quorum would be necessary for ratification, however, the Company possesses in excess of 50% of the issued and outstanding shares by way of proxy to vote in favor of all the proposals.

The shareholders who have provided their consent are as follows:

Shareholder	Shares
Ronald Schutté	125,368
Vincent Bocchimuzzo*	12,738
Ben Borsellino*	11,024
Mel Foti*	12,738
David Rabe*	11,024
Donald O'Toole*	9,381
Joseph Baratta	7,418
Fred Denman	5,000
Brent Quinn	4,400
Nancy De La Rosa	4,881
Anthony Tirri	2,000
Lisa Fanek	400
James Bruchetta Jr.	4,000
Denis Dirin	4,000
Paulette Robinson	5,000
David Wang	3,000
Rosa Richard	28,000
James Bruchetta	28,000
Charles Brofman	28,000
Peter Di Renzi	8,000
Anthony Merante*	59,853
Total Shares	374,225

In connection with the Company’s amended preliminary 14C, as set forth in the responses infra, the Company has elected to remove from its Information Statement the proposals seeking approval for amendment to its amended certificate of incorporation whereby the Board could effectuate a reverse split of outstanding shares of common stock in any ratio between 1:2 and 1:25 as well as the proposal for changing the Company’s name.

Proposal 3--Ratification and Adoption of the Debt Exchange Agreement

Reasons for the Board’s Determination to Obtain Stockholders Ratification of the Debt Exchange Agreement, page 14

4.
We note that the Board determined that a material portion of the assets of JM Specialties, Inc., would not be exchanged since ownership of the intellectual property would be maintained. Please elaborate regarding the value of the assets to be sold versus the value of the intellectual property to be maintained. It is not clear to us how you have determined that the value of the intellectual property that you will maintain is substantially in excess of the assets that you will exchange under the Exchange Agreement. We may have further comment.

Response: The valuation of the assets was based on their potential value in a bankruptcy or at auction.

*	Denotes a current board member/nominee

Either event would only garner $0.05 to $0.10 on the dollar for fixed assets. An asset valuation taken in August 2004 by Daley-Hodkin, LLC estimated that at auction the Company may realize $251,725. Since two years have passed from when the valuation was taken, the Company estimated based on the prior valuation that the equipment may have a realized value of $150,000. The intellectual property (trademarks) was valued by an independent fairness opinion issued by du Pasquier & Co., Inc at $200,000 to $300,000. The Company based on the foregoing concluded that the value of the intellectual property was greater than the assets transferred.

5.
We note that you state that as part of the debt exchange agreement, Mr. Schutté agreed to defer $800,000 until the Company was able to complete a merger or reverse acquisition. At that time, at Mr. Schutté’s option, the note will be payable or convertible into stock “at an agreed upon valuation.” Please discuss the agreed upon valuation for conversion.

Response:
As noted in response one (1) above, the valuation for any stock to be issued to Mr. Schutté in satisfaction of the note would be something that the Company and Mr. Schutté would have to mutually agree to if the Company were to complete a merger or reverse acquisition. If either of these events were to occur, then Mr. Schutté could elect to receive stock in satisfaction of the note, however, the Company and Mr. Schutté would need to agree at that time upon a valuation. If the Company and Mr. Schutté could not agree to a valuation, then the Company would be obligated to make a monetary payment to satisfy the note. The option that lies with Mr. Schutté merely relates to his ability to seek payment in shares of the Company’s stock. Additionally, as noted in the response to item one (1) herein, the Company at this time has no plans to effectuate a merger or a reverse acquisition of another company.

6.	Please state whether you have any plans to complete a merger or reverse acquisition.

Response:
As noted in responses one (1) and five (5), the Company at this time has no defined plans or proposals written or otherwise to undertake or complete a reverse merger or acquisition. This disclosure has been added to the amended Information Statement under REASONS FOR RATIFYING PROPOSAL 3.

Proposal 4. Reverse Stock Split, page 15

7.	We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing the reverse stock split.

Response:
As set forth in response to comment 3 supra the Company has elected to remove the reverse stock split proposal from the agenda for its annual meeting and has no plans at the current time to undertake same.

8.
Provide an analysis supporting your conclusion that the board of directors has adopted a resolution properly setting forth a proposed amendment as required under New York law. Proposal 4 allows the board of directors to determine at a later date whether it will effect a reverse stock split of common stock anywhere from one for two to one for twenty-five. Your analysis should address how this procedure is consistent with the requirements of New York law for the adoption of amendments to the articles of incorporation.

Response:	As noted above, the Company has elected to remove the reverse split proposal from its agenda and has no plans at the current time to undertake same.

9.
Disclose in a table or other similar format the number of shares of your common stock that will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved as a result of the adoption of the reverse stock split. We note that you have included textual disclosure regarding some of this information. You should also discuss the dilutive effects of the reverse stock split on your current shareholders.

Response:	As noted above, the Company has elected to remove the reverse split proposal from its agenda and has no plans at the current time to undertake same.

10.
As you note, the reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Response:
As noted above, the Company has elected to remove the reverse split proposal from its agenda and has no plans at the current time to undertake same. Additionally, the Company does not have any current plans, proposals or arrangements, written or otherwise to issue additional shares of its common stock.

11.	Please state whether there are other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences. If not, please so state.

Response:	There are no provisions in the Company’s articles of incorporation, bylaws employment and/or credit agreements that have material anti-takeover consequences

12.
Please discuss the 1:25 reverse stock split completed in March 2006. Please state why the prior reverse split occurred and why it is now necessary to authorize the board to do another reverse stock split.

Response:
The Company’s prior reverse split was undertaken with the expectation that with the decrease in the number of shares of common stock outstanding there would be a corresponding increase in the price per share of the Company’s common stock. It was further anticipated that an increase in the Company's common stock, would promote greater liquidity for the Company’s stockholders and result in a higher price level for the post-split common stock. The prior reverse split however did not achieve these results. Resultantly the proposal seeking shareholder approval to amend the certificate of incorporation to permit a subsequent reverse split has been removed. Another outcome of the prior reverse split was additional shares of common stock becoming available to the Company for issuance due to the decrease of the then outstanding common stock caused by the reverse stock split. Although the Company does not have any present plans, the additional shares of common stock that were made available could be issued at the direction of the Company's Board of Directors from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital for use in its business, a split of, or dividend on, then outstanding shares or in connection with any employee stock plan or program.

13.
Please provide an explanation of how the reverse split will be effectuated, and whether shareholders must exchange their common stock certificates for new certificates. Please provide the name and address of the transfer agent.

Response:	As set forth above, the Company has elected to remove the reverse split proposal from its agenda and has no plans at the current time to undertake same.

Exhibit 1

Exchange Agreement

14.	Please include with this agreement each of the schedules referred to in the agreement.

Response:
The exhibits to the Exchange Agreement were previously included with the Company’s 8-K Report dated March 28, 2006 and filed on March 31, 2006. The Company has now included with the amended Preliminary Information Statement the Exchange Agreement and all schedules.

Form 10-QSB, as amended, for the quarter ended March 31, 2006

Controls and Procedures

15.	In regard to your discussion of the evaluation of your disclosure controls and procedures, please state that your Chief Executive Officer is also your Chief Financial Officer.

Response:	The disclosure in the 10-QSB and in prospectus reports will be revised accordingly.

16.	Please provide the information required by Item 308(c) of Regulation S-B.

Response:	The following disclosure has been added to the Company’s most recent 10-QSBs as filed for the quarters ended June 30,2006 and September 30, 2006:

CHANGES IN INTERNAL CONTROLS

There have not been any changes in the issuer's internal control over financial reporting Identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the issuer's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.”

17.
We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not match precisely the language set forth in the Act. In this regard, your certification states that your evaluation occurred as of a date within 90 days prior to the filing of the report, instead of as of the end of the period. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the certification.

Response:
The Company will amend the certifications filed pursuant to 302 of the Sarbanes Oxley Act of 2002 to reference the title of the correct name of the Company and the Company’s 10-KSB filing. The revised certification will read as follows:

“CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
CERTIFICATION PURSUANT TO
THE SARBANES-OXLEY ACT OF 2002

I, Anthony J. Merante, certify that:

1.    I have reviewed this report on Form 10-QSB of Brooklyn Cheesecake & Desserts Company, Inc;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly presents in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.    I am the only certifying officer and am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant’s and I have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any changes in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant’s internal control over financial reporting: and

5.    I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:

Anthony J. Merante,
President, Chief Executive Officer, and Chief Financial Officer”

In connection with the foregoing responses, the Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and
3.	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to discuss any of the foregoing responses contained herein please do not hesitate to contact the undersigned.

Sincerely,

Brooklyn Cheesecake & Desserts Company

Anthony Merante, Chairman and Chief Executive Officer

cc:	Baratta, Baratta & Aidala, LLP
Sherb & Co.